July 17, 2013
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Mr. Rufus Decker

RE:	Beazer Homes USA, Inc.
Form 10-K for the Year Ended September 30, 2012
Filed November 13, 2012
File No. 1-12822

Dear Mr. Decker:

This letter is being submitted by Beazer Homes USA, Inc. (the “Company”) in response to the additional comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 8, 2013 (the “Comment Letter”) with respect to the above-referenced Form 10-K filed by the Company.

We understand from our call with the Staff on July 16, 2013, that after further consideration, the Staff will not object to the Company’s conclusion that the guidance in ASC 260-45-12A and ASC 260-45-13 are not applicable to the prepaid stock purchase contracts (“PSP”) of our Tangible Equity Units (“TEUs”) and, therefore, will not require the company to amend its Form 10-K for the year ended September 30, 2012 or its subsequent Form 10-Qs to include the future shares to be issued under the PSPs in our determination of basic EPS.

Please direct any further questions or comments you may have regarding our responses to the Staff’s comments to me at (770) 829-3700.

Sincerely,

/s/ Robert L. Salomon
Robert L. Salomon
Executive Vice President and Chief Financial Officer